Baker & McKenzie LLP

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Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.
Tel: +1 214 978 3028
albert.mcgrath@bakermckenzie.com

October 15, 2012

Mellissa Campbell Duru Special Counsel United States Securities & Exchange Commission Office of Mergers & Acquisitions Washington, DC 20549-3628

Gold Reserve Inc. Schedule TO-I Filed September 18, 2012 File No. 5-78278

Dear Ms. Duru:

On behalf of our client, Gold Reserve Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 27, 2012 relating to the above-referenced Schedule TO-I (the “Schedule TO”) and the Staff’s views with respect to our initial response letter dated October 5, 2012. To facilitate your review of this response, we have repeated the first comment in italics followed immediately by the response of the Company to that comment. Pursuant to our discussions, the Company will promptly respond to the other comments in your letter following resolution of the first Staff comment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO.

Schedule TO-I

1.	Please advise us of how the company intends to address its continued non-compliance with Rule 14e-5 in connection with the prior offer and the current offer. Refer to our prior letter dated June 7, 2012 with respect to the prior offer. In connection with the current offer, we note that the second offer was first publicly announced in June 2012. Please advise.

We respectfully disagree with the Staff’s view that the Company did not comply with Rule 14e-5 in connection with the prior offer or the current offer. Nonetheless, the Company will include in an amendment to the Schedule TO the disclosures described in this response and our initial response letter dated October 5, 2012. The proposed amendments to the Schedule TO are intended to disclose the Staff’s position and mitigate the negative consequences of any non-compliance with Rule 14e-5 with respect to the holders of approximately $1,080,00 in outstanding principal amount of Notes, or 1.3% of the total amount outstanding.

Specifically, in addition to the disclosures proposed in the initial response letter dated October 5, 2012, the Company intends to insert the following risk factor in the Schedule TO:

The SEC notified the Company of the SEC staff view the Company did not comply with certain U.S. securities laws relating to tender offers.

The SEC has notified the Company of the SEC staff view that the Company’s finalization of its agreement with the three largest Large Noteholders and the subsequent amendment of that agreement to include the fourth largest Large Noteholder were not in compliance with Rule 14e-5 under the Securities Exchange Act of 1934. The Company responded by noting its disagreement with the SEC staff’s view but, nonetheless, has amended this Offer to (i) clarify and confirm that all holders of the Company’s Notes will receive the same consideration and (ii) confirm the Company’s view that the Other Holders are not being treated differently than the Large Noteholders. There can be no assurance that the SEC will not take any action against the Company with respect to such matters.

In addition, the Company will include the amendments presented in our October 5, 2012 response letter.

Also, the Company furnishes the following information supplementally to further explain the calculations regarding the CVR allocation to be made among the Holders:

	Face Amount of Outstanding Notes	% of Outstanding Notes	% CVR to be issued	% of all CVRs issued if all Other Holders Tender
Large Noteholders	$84,367,000	98.74%	5.465%[1]	98.74%

Other Noteholders	$1,080,000	1.26%	0.070%[2]	1.26%

Combined Total	$85,447,000	100.00%	5.535%	100.00%

1 An aggregate 5.465% will be issued to all Large Noteholders.

2 An aggregate 0.070% will be issued to all Other Noteholders if all Other Noteholders tender.

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 15, 2012	Page 2

To illustrate how cash proceeds would be distributed among the Noteholders, the below chart shows distribution, assuming the Company’s receipt of distributable net proceeds in the amount of $1,000,000:

	Face Amount of Outstanding Notes	Number of Notes in Denominations of $1,000	Aggregate payout assuming aggregate 5.535% CVR issued	Amount of Distribution per $1,000 of Notes
Large Noteholders	$84,367,000	84,367	$54,650	$0.648

Other Noteholders	$1,080,000	1,080	$700	$0.648

Combined Total	$85,447,000	85,447	$55,350	$0.648

* * *

If you have any questions or comments, please contact me at 214-978-3028.

Regards,
/s/ Albert G. McGrath, Jr.
Albert G. McGrath, Jr.

Mellissa Campbell Duru, Special Counsel United States Securities and Exchange Commission October 15, 2012	Page 3